Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

August 23, 2013

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me on July 30, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 76 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust – the Hilton Yield Plus Fund (the “Fund”).  PEA No. 76 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on June 12, 2013, and is scheduled to become effective on August 26, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.	Within the Principal Investment Strategies section, please state whether the Fund has a maturity policy with respect to its investments in debt securities.

The Trust responds that the Fund has no set policy regarding the maturity of its debt securities and has revised its disclosure accordingly.

2.
Within the Principal Investment Strategies section, the Fund describes that its investment process “begins by looking at the world through a global macro-economic perspective” but does not state whether the Fund’s investments will be principally be domestic and/or foreign.  Please confirm if the Fund intends to invest principally in foreign securities and, if so, please add appropriate disclosures.

The Trust responds by stating supplementally, that foreign securities are not a principal investment strategy.

3.	Within the Principal Risks section, please provide a definition of duration and an example showing how an interest rate change affects the value of a debt security of a stated duration.

The Trust responds supplementaly that the Fund has no set policy regarding the duration of its investments in debt securities.  The Fund has discussed generally in the “Principal Investment Strategies” section the definition of duration and provided an example of how a 1% rise in interest rates would affect the principal value of a particular bond.

4.	Within the Tax Information section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Form N-1A does not require the Fund to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure.

Investment Objective, Strategies, Risks and Disclosure of Portfolio Holdings

5.	Within the Portfolio Holdings Section, please confirm whether a description of the Fund’s portfolio holdings policies and procedures are or will be available on the Fund’s website.

The Trust confirms supplementally that such disclosure will not be separately available on the Fund’s website.

Management of the Fund

6.	Within the Similarly Managed Account Performance section, please confirm that the performance returns shown are net of all fees and expenses.

The Trust confirms supplementally that the performance returns shown are net of brokerage commissions and execution costs and all fees and expenses payable to the Adviser.

7.	Within the Similarly Managed Account Performance section, please disclose that the performance of the benchmarks reflects no deduction for fees, expenses or taxes.

The Trust has made the requested revision.

Shareholder Information

8.	Within the Pricing of Fund Shares section, please review this section to ensure that it is consistent with the Fund’s intent to invest in foreign securities.

The Trust has reviewed its Pricing of Fund Shares section and confirms supplementally that it believes no additional revisions are necessary.

9.
Within the Tax Consequences section, given the Fund’s investments in MLPs, please consider whether disclosure specific to the unique tax characteristics of such investments is appropriate, including a description of a return of capital and the impact it could have when a partner sells with a taxable gain even though the investment may reflect an aggregate loss.

The Trust responds by adding additional disclosure to the Tax Consequences section specific to MLPs, including return of capital.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.